# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Septerna, Inc., CIK 0001984086
CUSIP: 81734D104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 250 East Grand Avenue, Suite 65, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-25-019900
Filed by CIK 0001778071

## Reporting persons
- Third Rock Ventures V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,215,591; sole dispositive power 0; shared dispositive power 6,215,591; aggregate amount beneficially owned 6,215,591 (14% of the class)
- Third Rock Ventures GP V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,215,591; sole dispositive power 0; shared dispositive power 6,215,591; aggregate amount beneficially owned 6,215,591 (14% of the class)
- TRV GP V, LLC: type of reporting person: other (OO); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,215,591; sole dispositive power 0; shared dispositive power 6,215,591; aggregate amount beneficially owned 6,215,591 (14% of the class)
- Third Rock Ventures VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,211,659; sole dispositive power 0; shared dispositive power 4,211,659; aggregate amount beneficially owned 4,211,659 (9.5% of the class)
- Third Rock Ventures GP VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,211,659; sole dispositive power 0; shared dispositive power 4,211,659; aggregate amount beneficially owned 4,211,659 (9.5% of the class)
- TRV GP VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,211,659; sole dispositive power 0; shared dispositive power 4,211,659; aggregate amount beneficially owned 4,211,659 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Septerna, Inc.
Address of issuer's principal executive offices: 250 East Grand Avenue, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
(i) Third Rock Ventures V, L.P. ("TRV V");

(ii) Third Rock Ventures GP V, L.P. ("TRV GP V"), which is the sole general partner of TRV V;

(iii) TRV GP V, LLC ("TRV GP V LLC"), which is the sole general partner of TRV GP V;

(iv) Third Rock Ventures VI, L.P. ("TRV VI");

(v) Third Rock Ventures GP VI, L.P. ("TRV GP VI"), which is the sole general partner of TRV VI; and

(vi) TRV GP VI, LLC ("TRV GP VI LLC"), which is the sole general partner of TRV GP VI.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 201 Brookline Ave, Suite 1401, Boston, MA 02215.
Citizenship: Each of TRV V, TRV GP V, TRV VI and TRV GP VI is a Delaware limited partnership. Each of TRV GP V LLC and TRV GP VI LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) TRV V directly owns 6,215,591 shares of Common Stock (the "V Shares")
(ii) TRV GP V is the general partner of TRV V and may be deemed to beneficially own the V Shares.
(iii) TRV GP V LLC is the general partner of TRV GP V and may be deemed to beneficially own the V Shares.
(iv) TRV VI directly owns 4,211,659 shares of Common Stock (the "VI Shares").
(v) TRV GP VI is the general partner of TRV VI and may be deemed to beneficially own the VI Shares.
(vi) TRV GP VI LLC is the general partner of TRV GP VI and may be deemed to beneficially own the VI Shares.

Each of TRV V, TRV GP V, and TRV GP V LLC, on the one hand, and TRV VI, TRV GP VI and TRV GP VI LLC, on the other hand, disclaim the existence of a "group" for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, and nothing contained in this report shall be deemed an admission that any such group exists or may exist.
Percent of class:
The V shares represent approximately 14.0% of the outstanding shares of Common Stock.
The VI shares represent approximately 9.5% of the outstanding shares of Common Stock.
The percent of class was calculated based on 44,442,496 shares of common stock issued and outstanding as of March 17, 2025, as disclosed in the Issuer's 10-K filed with the Securities and Exchange Commission on March 27, 2025.
Sole power to vote or to direct the vote:
TRV V - 0
TRV GP V - 0
TRV GP V LLC - 0
TRV VI - 0
TRV GP VI - 0
TRV GP VI LLC - 0
Shared power to vote or to direct the vote:
TRV V - 6,215,591 shares
TRV GP V - 6,215,591 shares
TRV GP V LLC - 6,215,591 shares
TRV VI - 4,211,659 shares
TRV GP VI - 4,211,659 shares
TRV GP VI LLC - 4,211,659 shares
Sole power to dispose or to direct the disposition:
TRV V - 0
TRV GP V - 0
TRV GP V LLC - 0
TRV VI - 0
TRV GP VI - 0
TRV GP VI LLC - 0
Shared power to dispose or to direct the disposition:
TRV V - 6,215,591 shares
TRV GP V - 6,215,591 shares
TRV GP V LLC - 6,215,591 shares
TRV VI - 4,211,659 shares
TRV GP VI - 4,211,659 shares
TRV GP VI LLC - 4,211,659 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Third Rock Ventures V, L.P.: /s/ Kevin Gillis, Kevin Gillis, Chief O.O of TRV GP V, LLC, general partner of Third Rock Ventures GP V, L.P., general partner of Third Rock Ventures V, L.P. (05/09/2025)
- Third Rock Ventures GP V, L.P.: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP V, LLC, general partner of Third Rock Ventures GP V, L.P (05/09/2025)
- TRV GP V, LLC: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP V, LLC (05/09/2025)
- Third Rock Ventures VI, L.P.: /s/ Kevin Gillis, Kevin Gillis, Chief O.O of TRV GP VI, LLC, general partner of Third Rock Ventures GP VI, L.P., general partner of Third Rock Ventures VI, L.P. (05/09/2025)
- Third Rock Ventures GP VI, L.P.: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP VI, LLC, general partner of Third Rock Ventures GP VI, L.P. (05/09/2025)
- TRV GP VI, LLC: /s/ Kevin Gillis, Kevin Gillis, Chief Operating Officer of TRV GP VI, LLC (05/09/2025)